[LETTERHEAD OF CIT ELG CORPORATION]

February 1, 2005

Via EDGAR Transmission

Michael Pressman, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Education Lending Group Inc. Schedule TO Filed January 14, 2005 by File No. 5-78537

Dear Mr. Pressman:

        Reference is made to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed today by CIT ELG Corporation (“CIT ELG”) and CIT Group Inc. (“CIT” and, together with CIT ELG, the “Companies”) with the Securities and Exchange Commission (the “Commission”). The Companies acknowledge the following:

•	The Companies are responsible for the adequacy and accuracy of the disclosure in their filings with the Commission;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,
CIT ELG CORPORATION

By:	/s/ Robert J. Ingato
Name: Robert J. Ingato
Title: Executive Vice President and
General Counsel

CIT GROUP INC.

By:	/s/ Robert J. Ingato
Name: Robert J. Ingato
Title: Executive Vice President and
General Counsel